AP 3/26



13031535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68543

8-68543

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RANIERI REAL ESTATE ADVISORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

650 MADISON AVENUE, 19TH FLOOR
(No. and street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Griffin **(212) 558-2086**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/26

RANIERI REAL ESTATE ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Griffin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ranieri Real Estate Advisors LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



John Griffin
Chief Financial Officer

Subscribed and sworn to before me
this 14th day of March 2013:



Notary Public

KRYSTAL M. CHARLES
Notary Public – State of New York
No. 01CH6168871
Qualified in Bronx County
Certificate filed in New York County
My Commission Expires June 18, 2015

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Members of Ranieri Real Estate Advisors, LLC

We have audited the accompanying financial statements of Ranieri Real Estate Advisors LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ranieri Real Estate Advisors LLC as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.



March 14, 2013

RANIERI REAL ESTATE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS	
CASH AND CASH EQUIVALENTS	$ 183,580
BROKER-DEALER LICENSE	75,000
PREPAID EXPENSES	20,631
TOTAL ASSETS	$ 279,211
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued liabilities	$ 69,000
Total liabilities	69,000
MEMBER'S EQUITY	
Member's equity	1,361,404
Accumulated deficit	(1,151,193)
	210,211
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 279,211

The accompanying notes are an integral part of these financial statements.

RANIERI REAL ESTATE ADVISORS LLC

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE	
Advisory revenue	$ 111,269
Fees — reimbursed expenses	45,483
Service fees	4,450
Other income	326
Total revenue	161,528
EXPENSES	
Compensation expense	812,826
Rent expense	99,733
Consulting and professional expense	184,621
Travel and entertainment expense	111,258
Regulatory and registration expense	35,240
Office expense	23,415
Dues and subscriptions	25,751
Other	19,877
Total expenses	1,312,721
NET LOSS	$ (1,151,193)

The accompanying notes are an integral part of these financial statements.

RANIERI REAL ESTATE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Equity	Accumulated Deficit	Total
BALANCES at December 31, 2011	$ 116,162	$ -	$ 116,162
Contributed capital (non-cash)	1,245,242	-	1,245,242
Net loss	-	(1,151,193)	(1,151,193)
BALANCES at December 31, 2012	$ 1,361,404	$ (1,151,193)	$ 210,211

The accompanying notes are an integral part of these financial statements.

RANIERI REAL ESTATE ADVISORS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(1,151,193)
Adjustments to reconcile net loss to net cash used in operating activities	
Contributed capital (non-cash)	1,245,242
Changes in assets and liabilities	
Prepaid expenses	10,531
Accrued payable	69,000
Net cash used in operating activities	173,580
INCREASE IN CASH AND CASH EQUIVALENTS	173,580
CASH, at beginning of year	10.000
CASH AND CASH EQUIVALENTS, at end of year	$ 183,580

Supplemental information related to financing activities:

Contributed capital (non-cash)	$ 1,245,242

The accompanying notes are an integral part of these financial statements.

RANIERI REAL ESTATE ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

1. ORGANIZATION

Ranieri Real Estate Advisors LLC (formerly known as Occom Capital Partners, LLC) (the "Company", "RREA")) was incorporated on March 5, 2009 as a Delaware limited liability company by the filing of a certificate of formation with the Secretary of the State of Delaware pursuant to the *Delaware Limited Liability Company Act* (the Act) to engage in any activities allowed by the Act. The Company's offices are located in New York, New York. The Company is a wholly-owned subsidiary of the Ranieri Real Estate Advisors Holdings LLC ("Parent") which is a single member LLC wholly owned by Ranieri Real Estate Partners LP which is a partnership.

The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds.

On December 31, 2011, Occom Capital Partners LLC's ("Occom") members sold 100% of their ownership interests to Ranieri Real Estate Advisors LLC, in exchange for $75,000 plus the value of certain prepaid expenses and $10,000 of cash retained in the Company. The acquisition is more fully described in to Notes 6 to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2012, the Company incurred a net loss and had positive working capital. The positive working capital in 2012, was due, primarily, to an arrangement the Company has with its Parent, pursuant to which, in 2012, the Parent assumed and funded most of Company's day-to-day operating expenses via additional capital contributions.

The ability of the Company to continue as a going concern is dependent upon a number of factors including its ability to generate positive net working capital internally from profitable operations the absence of which will likely place continued reliance upon additional capital contributions from its Parent to fund its working capital needs.

Cash and Cash Equivalents— The Company considers all short-term highly liquid investments that are readily convertible to cash and have original maturity dates of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are held with two financial institutions.

Risks and Uncertainties — The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the

financial statements, and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

In preparing these financial statements, management makes estimates and assumptions regarding:

- Assessment of impairment of the broker-dealer license
- Other matters that affect the reported amounts and disclosures if contingencies in the financial statements

Revenue Recognition — The Company recognizes revenue from providing advisory services performed in accordance with the underlying advisory contracts, when earned. Upfront fees are recognized over the estimated period that the related services are performed. Success fees are recognized when the related transaction occurs and all services and work for which the success fee has been paid have been completed.

Expenses associated with such transactions are included in expenses on the Statement of Operations and totaled $45,483 for the year ended December 31, 2012. Client reimbursements related to these expenses are recorded as Fees-reimbursed expenses on the Statement of Operations and totaled $45,483 for the year ended December 31, 2012.

Intangible Assets — The Company holds a FINRA broker-dealer license, which was acquired in the Occom acquisition. In connection with the acquisition, the excess payment of $75,000 was determined to be an indefinite-lived intangible asset attributed to the broker-dealer license. The Company is expected to engage and conduct broker-dealer business and activities for the foreseeable future, therefore, the FINRA broker dealer license, which it enables the Company to do so, it is considered to be indefinite-lived. Further, broker-dealer licenses are routinely renewed and the Company has determined that no legal, regulatory, contractual, competitive, economic or other factors currently exist that limit the useful lives of its broker-dealer license. On an annual basis, we evaluate the remaining useful lives of our indefinite-lived broker-dealer license to determine whether events and circumstances, such as legal, regulatory, contractual, competitive, economic or other factors, continue to support an indefinite useful life.

The Company performs an assessment of potential impairments to the indefinite-lived intangible asset on an annual basis or when there is evidence that events or changes in circumstances indicate an impairment condition may exist. The Company has performed its annual impairment test of the broker-dealer intangible asset as of December 31, 2012 and based on the results of this test, the estimated fair value of the broker-dealer intangible asset exceeds its carrying value and consequently the Company concluded that intangible asset was not impaired.

Income Taxes — Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

RANIERI REAL ESTATE ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

The Company's taxable income or losses flow through to its member and is factored in the member's tax position; accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years from 2011 through 2012 are open for examination by the U.S. federal, state and local tax authorities.

Recent Accounting Pronouncements — In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2012-02, "*Testing Indefinite-Lived Intangible Assets for Impairment*" ("ASU 2012-02"). ASU 2012-02 simplifies the requirements for testing for indefinite-lived intangible assets other than goodwill and permits an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative fair value test. This new guidance is effective for the Company beginning in the first quarter of 2013 and will be applied prospectively. The Company anticipates that the adoption of this standard will not have a material impact on the Company or its financial statements.

3. CONCENTRATIONS OF CREDIT

For the year ended December 31, 2012, revenue from one customer exceeded 10% of revenues, and totaled approximately $156,752 for 2012. As of December 31, 2012, there were no accounts receivable related to these customers.

4. MEMBER'S EQUITY

Pursuant to the terms of the Administrative Services and Expense Sharing Agreement ("Agreement"), dated January 1, 2012, between the Company and Parent, the Company was allocated and charged certain specific expenses which were paid by its Parent Company on its behalf and incurred the obligation to reimburse its Parent accordingly.

Due to the limited internally generated cash from operations during 2012, the Parent Company forgave the Company's obligations to repay the amounts pertaining to the allocated expenses. The Company, does not reflect a liability due to the Parent Company for these amounts. The amounts are recorded as a non-cash capital contribution to the Company of $1,245,242 on the Statement of Changes in Member's Equity and as expenses on the Statement of Operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires that the Company maintain minimum Net Capital of the greater of $5,000 or a 6-2/3% Aggregate Indebtedness and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. At December 31, 2012, the Company had net capital of $111,574, which was $106,574 in excess of its required net capital. At December 31, 2012, the Company's Net Capital and Aggregate Indebtedness to Net Capital complied with the regulatory requirements.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

6. ACQUISITION ON DECEMBER 31, 2011

As further described above, on December 31, 2011, Occom's members sold 100% of their ownership interests to Ranieri Real Estate Advisors LLC, in exchange for $75,000 plus the value of certain prepaid expenses and $10,000 cash to the Company.

7. COMMITMENTS AND CONTINGENCIES

Contractual Arrangements — In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal — There are no legal actions pending or, to management's knowledge, threatened against the Company other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the financial statements requiring recognition or disclosure in the financial statements.

* * * * * *

RANIERI REAL ESTATE ADVISORS LLC

AS OF DECEMBER 31, 2012 **SCHEDULE G**

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(l) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

RANIERI REAL ESTATE ADVISORS LLC

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

NET CAPITAL:	
Total member's equity:	
Member's equity	$210,211
Total member's equity qualified for net capital	210,211
DEDUCTIONS:	
Nonallowable assets:	
Prepaid expenses	20,631
Broker-dealer license	75,000
Haricuts:	
Other	3,006
Total deductions	98,637
NET CAPITAL	111,574
MINIMUM NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 106,574
AGGREGATE INDEBTEDNESS:	
Total liabilities	69,000
Total aggregate indebtedness	$ 69,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.62

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 12, 2013.

RANIERI REAL ESTATE ADVISORS LLC

SUPPLEMENTAL SCHEDULE — COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012 **SCHEDULE H**

The provisions of this rule are not applicable to Ranieri Real Estate Advisors LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Ranieri Real Estate Advisors LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

RANIERI REAL ESTATE ADVISORS LLC

SUPPLEMENTAL SCHEDULE — INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

SCHEDULE I

The provisions of this rule are not applicable to Ranieri Real Estate Advisors LLC pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Ranieri Real Estate Advisors LLC is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 14, 2013

Ranieri Real Estate Advisors LLC
650 Madison Avenue-20th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Ranieri Real Estate Advisors LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated March 14, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Yours truly,

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Ranieri Real Estate Advisors LLC
650 Madison Avenue, 19th Floor
New York, New York 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Ranieri Real Estate Advisors LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included on the Company's bank statements, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, if any, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if any noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP

March 14, 2013